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                            January 6, 2022

       Chaitanya Kanojia
       Chief Executive Officer
       Starry Holdings, Inc.
       38 Chauncy Street, Suite 200
       Boston, MA 02111

                                                        Re: Starry Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 20,
2021
                                                            File No. 333-260847

       Dear Mr. Kanojia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2021 letter.

       Amendment No. 1 to Form S-4 filed December 20, 2021

       Questions and Answers About the Business Combination
       What is the business combination?, page xiv

   1. You state here and on page xv that 117,387,684 shares of New Starry Class A common stock will be issued
with the Acquisition Merger; however, elsewhere throughout the filing you indicate
that 114,789,968 shares will be issued. Please explain this apparent inconsistency or revise
as necessary. Also, tell us how you applied the 0.1818 Acquisition
                                                        Merger Exchange Ratio
to the Starry Holdings shares outstanding at September 30, 2021 to arrive at the
114,789,968 Historical Rollover shares included in your pro forma disclosure and provide
any supporting calculations.
 Chaitanya Kanojia
Starry Holdings, Inc.
January 6, 2022
Page 2
Do I have redemption rights?, page xx

2. We note your response to prior comment 2. Please revise to clarify whether any consideration was provided in exchange for the waiver of redemption rights.
How do Redemptions of Firstmark Class A common stock impact the closing of the Business combination and the minimum cash conditions?, page xxiv

3. You state that the closing of the Convertible Notes Investment is conditioned on the Closing Surviving Corporation Cash equaling or exceeding $300 million. The Closing
         Surviving Corporation Cash as defined on page iv appears to include the proceeds from the PIPE Investment. Please explain further how you will meet the Convertible
         Notes closing condition under the maximum redemption scenario considering the PIPE
         Investment is conditioned on the closing of the Convertible Notes and include any supporting calculations in your response.
What vote is required to approve each proposal at the special meeting?, page xxviii

4. We note your response to prior comment 8. Please revise to specify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve the Business
         Combination in addition to the specific number of shares.
The Convertible Note Investment, page 4

5. We note your response to prior comment 12. Please revise to provide a discussion regarding the potential impact of the Convertible Notes on non-redeeming shareholders.
Risks Related to the Business Combination and FirstMark
FirstMark identified a material weakness in its internal control over financial reporting..., page
79

6. We note your response and revised disclosures to prior comment 18. As previously requested, please revise to specifically address any remediation efforts taken so far to address the material weakness related to FirstMark's accounting for complex equity and equity linked instruments and what remains to be completed in your remediation plan.
         Also, address the estimated time it will take to complete your remediation plan and any associated material costs you have incurred or expect to incur. Information About Starry
Digital Equity and Inclusion, page 227
FirstName LastNameChaitanya Kanojia
7. We note your response to prior comment 34. Please revise here to disclose the amount of
Comapany   NameStarry
       subsidies        Holdings,
                 recognized under Inc.
                                  the FCC's Emergency Broadband Benefit program
for each
Januaryperiod presented.
        6, 2022  Page 2
FirstName LastName
 Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany
January    NameStarry Holdings, Inc.
        6, 2022
January
Page  3 6, 2022 Page 3
FirstName LastName
Network Architecture, page 228

8. We note your response to prior comment 25 that "Each Titan is connected to fiber backhaul or fixed wireless backhaul, which routes [y]our network traffic back to a local internet point-of-presence in the market." Please clarify whether your network architecture requires the use of network infrastructure such as fiber-optic or other networks installed and owned by other internet service providers, the extent to which
         Starry is reliant upon them, and whether you have any agreements for their use. As part of your discussion, explain what a "local internet point-of-presence in the market" is and their significance to your business.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Starry
Key Business Metrics and Non-GAAP Financial Measures, page 247

9. We note your revised disclosures in response to prior comment 27. Please revise to also present each of these key business metrics for the fiscal year ended December 31, 2019 so that all periods are presented. Revise to discuss the fluctuations in each measure from period to period, specifically addressing why ARPU has been steadily decreasing each period and why the number of Addressable Households remained unchanged from
         December 31, 2020 to September 30, 2021. Also, explain further your plans to expand into additional markets to support your growth strategy projections on page 235.
10. We note your response and revised disclosures to prior comment 28. As previously requested, please revise the table here to present GAAP net loss prior to non-GAAP
         Adjusted EBITDA. Refer to Question 102.10 of the Non-GAAP C&DIs and
Item
         10(e)(1)(i)(A) of Regulation S-K.
General

11. You disclose that holders of FirstMark Class A Common Stock that do not redeem their shares will be entitled to a pro rata right to an additional 1.0 million shares of New Starry
         Class A Common Stock. Please tell us whether you intend to register these shares in this registration statement. Explain when the non-redeeming shareholders will be issued their pro-rata portion of the shares. Also, disclose whether the Sponsor or any of FirstMark's officers and directors will be entitled to a pro rata portion of the shares. Lastly, tell us how the issuance of these shares is reflected in your pro forma financial statements or revise as necessary.
 Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany
January    NameStarry Holdings, Inc.
        6, 2022
January
Page  4 6, 2022 Page 4
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Shagufa R. Hossain